Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of Constellation Energy Group, Inc. on Form S-8 (File Nos. 333-45051-99, 333-46980, 333-81292, 333-89046, 333-129802, 333-143260, and 333-167336) of our report dated June 23, 2010, relating to the statements of net assets available for benefits as of December 31, 2009 and 2008, the statements of changes in net assets available for benefits for the years ended December 31, 2009 and 2008 and the related supplemental Schedule H, line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the Represented Employee Savings Plan for Nine Mile Point.

/s/ PricewaterhouseCoopers LLP

Baltimore, MD
June 23, 2010